Exhibit 99.2

Fellow Shareholders,

2021 was another extraordinary year for ReneSola Power. Amid the global pandemic, we kept executing and progressing our mission to become a leading global solar project developer by concentrating on high-quality and high-return projects in our core markets. I am extremely proud of what we have accomplished over the past several years since transitioning the company to focus solely on the project development business in late 2017. In 2021, we grew our project pipeline to a record 2.2 GWs and achieved record profitability of $6.9 million GAAP net income and $14.7 million non-GAAP income, respectively. Moreover, we significantly strengthened our balance sheet, which should position us well to take advantage of accelerating industry tailwinds over the coming years.

Now let me summarize our key accomplishments in 2021, which was another extraordinary year for us in terms of our financial performance as well as operational execution:

•	We returned our business to growth with full-year revenue up 8% year-over-year to $79.7 million and GAAP net income per ADS up 77% to $0.10 per ADS from $0.06 per ADS in 2020. Non-GAAP net income per ADS was up 180% to $0.21 per ADS from $0.08 per ADS. In addition, we significantly improved gross margins to 39.4% in 2021 vs. 22.7% in 2020.

•	We more than doubled our project development business’ mid-to-late stage project pipeline from 1 GW to 2.2 GW, above our original growth target for 2.0 GW. This growth came from all the main regions that we focus on, particularly the U.S. and Europe.

•	We sold a total of 128 MW of solar projects in 2021. We sold multiple projects in the U.S., Poland, Spain, and Hungary. These transactions demonstrate our ability to optimize our solar assets through strategic sales, which enables us to generate cash flow, realize profits and further strengthen our balance sheet. Sales included 12.3 MW of DG projects in Hungary, 75 MW of DG projects in Poland, 28.8 MW of community solar projects in the U.S., and 12 MW of DG projects in Spain.

•	In Q4 2021, we repurchased approximately $18 million or approximately 3 million ADS shares or 4% of our total American Depository Shares (“ADS”) outstanding. We believe this share repurchase demonstrates the confidence of our board and management team in the strength of our business and the compelling growth opportunities in front of us.

•	We significantly strengthened our financial position and balance sheet, as we raised $290 million in a follow-on equity offering in January 2021 and reduced debt throughout the year. The strengthened capital position will be a critical strategic advantage as we accelerate our growth plans to be ready to seize the significant opportunity before us as countries accelerate their renewable energy infrastructure plans.

As we look forward, the solar industry is experiencing unprecedented growth and opportunities as the crisis in Ukraine has awakened a worldwide desire and sense of urgency to achieve energy independence, particularly through renewable energy. We are already seeing signs of this acceleration in Europe, our largest market. As an example, on Feb 28th, Germany announced its decision to rapidly accelerate the expansion of wind and solar power with the goal to generate almost all of the country’s electricity from renewable sources by 2035. Across Europe, many countries are announcing plans similar to Germany's. Further, on March 9, the European Commission announced that it will simplify renewable permitting as part of a new strategy aimed at increasing the European Union’s energy independence while ending its reliance on Russian gas before 2030.

The U.S., our second largest market is also expected to grow rapidly in the coming years both in utility scale projects and community solar programs. As an example, recently the U.S. Department of Energy announced plans to enable enough community solar projects to power 5 million homes by 2025. This initiative would increase current capacity by an additional 700%.

With the significant strong demand for solar energy, we believe we are well positioned to capitalize on this opportunity given our deep expertise in developing and operating solar projects, extensive network of industry partnerships throughout Europe, well capitalized balance sheet, and unmatched track record in closing financing transactions, and profitably monetizing projects.

With that overview, we will now review the details of our full-year and fourth quarter operating and financial performance.

2021 Financial Highlights: Significant improvement in margins and profitability driven by growth in higher margin project development business

Full Year 2021

●	Revenue increased 8% y/y to $79.7 million from $73.5 million
●	High margin Project Development segment revenue increased 23% y/y to $61.1 million and now represented 76.7% of revenue, up from 67.1% in 2020
●	GAAP gross margin improved to 39.4% from 22.7%
●	GAAP net income increased to $6.9 million in 2021 from $2.8 million in 2020
●	Non-GAAP net income nearly quadrupled to $14.7 million from $3.7 million

(in $ millions)	2021	2020	Y/Y Change
Revenue	$79.7	$73.5	+8%
GAAP gross profit	$31.4	$16.7	+88%
GAAP operating income	$12.7	$6.8	+87%
Non-GAAP operating income	$20.0	$10.0	+99%
EBITDA	$17.7	$14.9	+19%
Adjusted EBITDA	$25.9	$16.4	+58%
GAAP net income attributed to ReneSola Power	$6.9	$2.8	+147%
Non-GAAP net income attributed to ReneSola Power	$14.7	$3.7	+292%

Revenue was composed as follows:

Segment	2021 Revenue (US$'000)	% of Total Revenue
Project Development	$61,126	77%
IPP	$17,965	22%
Others	$571	1%
Total	$79,662	100%

“IPP” consists of sale of electricity in China and U.S.

“Other” refers to operations and maintenance.

Revenue breakdown by regions:

Region	2021 Revenue (US $’000)	% of total Revenue
Europe	48,865	62%
North America	13,895	17%
China	16,902	21%
Total	79,662	100%

Q4’21 Financial Highlights: Robust year-over-year growth and cash flow

Q4 2021

●	Revenue grew 47% sequentially to $22.8 million, slightly below the midpoint of our guidance
●	GAAP gross margin was 31.7% below our guidance range of 36% to 40% due to a delayed project sale, which is now scheduled to close in first half of 2022
●	GAAP net loss for Q4’21 was $1.6 million loss as a result of several non-cash items
●	Non-GAAP net income grew 47% sequentially to $2.5 million from $1.7 million
●	$5.5 million in free cash flow versus negative $9.5 million in Q4’20

(in $ millions)	Q4’21	Q3’21	Q/Q Change
GAAP Revenue	$22.8	$15.5	+47%
GAAP gross profit	$7.2	$6.1	+19%
GAAP operating income (loss)	($1.4)	$2.7	-153%
Non-GAAP operating income	$3.5	$3.2	+10%
EBITDA	$0.7	$3.6	-81%
Adjusted EBITDA	$5.3	$4.5	+17%
GAAP net income (loss) attributed to ReneSola Power	($1.6)	$0.7	-322%
Non-GAAP net income attributed to ReneSola Power	$2.5	$1.7	+47%

Revenue was composed as follows:

Segment	Q4’21 Revenue (US$'000)	% of Total Revenue
Project Development	$19,160	84%
IPP	$3,554	15%
Others	$102	1%
Total	$22,816	100%

“IPP” consists of sale of electricity in China and the U.S.

“Other” refers to operations and maintenance.

Revenue breakdown by regions:

Region	Q4’21 Revenue (US $’000)	% of Total Revenue
Europe	16,496	72%
North America	2,909	13%
China	3,411	15%
Total	22,816	100%

Outperformed Original Pipeline Growth Goal

In the beginning of 2021, we set a goal to grow our mid-to-late-stage pipeline to over 2 GW before the end of the year. Due to superb execution in the face of many challenges resulting from the global pandemic, we exceeded our original target and ended the quarter with a high-quality project pipeline1 of approximately 2.2 GW, with about 15 MW under construction. In Q4 we sold 37 MW of solar projects in Poland, 12 MW in Spain, 4 MW in Hungary, and 4 MW in the U.S.

The following table details our mid-to-late stage project pipeline by location:

Project Location	Mid-to-late stage (MW)
U.S.	728
Poland	594
Spain	286
U.K.	214
Germany	37
France	100
Hungary	52
Italy	57
China (IPP)	114
Total	2,182

In 2022, we expect to build on our strong pipeline growth momentum and close the year at 3 GWs with a significant portion of the growth coming from Europe as a result of the favorable policy support. We target to grow the Company’s mid-to-late stage pipeline to 5 GWs by the end of 2024 with a significant portion of the growth coming from Europe.

1 Mid-to-late stage project pipeline includes those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to ReneSola Power.

Detailed Review of Pipeline by Region

Our performance is strong across most regions of the world, as reflected in our pipeline.

United States

Our mid-to-late-stage projects total 728 MW, of which 76 MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California. Meanwhile, we operate 24 MW of utility projects in North Carolina.

U.S.A.	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Minnesota	MN	6	Community Solar	Under Development	2022	NTP Sale
New York	NY	170	Community+Utility	Under Development	2022	NTP Sale
Florida	FL	100	Utility Scale	Under Development	2022/2023	NTP Sale
Maine	ME	10	DG & Community Solar	Under Development	2022	NTP Sale
Welcome Solar	PA	70	Utility Scale PV+Storage	Under Development	2022	NTP Sale
Gibson Solar	CA	35	Utility PV+Storage	Under Development	2022/2023	NTP Sale
Illinois	IL	50	Utility PV+Storage	Under Development	2023/2024	NTP Sale
Virginia	VA	7	Community Solar	Under Development	2023/2024	NTP Sale
California	CA	280	Utility PV+Storage	Under Development	2024/2025	NTP Sale
	Total	728

Poland

In Q4 2021, we closed 37 MW of solar projects in Poland to Obton, a leading solar international investment company based in Denmark. The portfolio comprised 37 solar utility projects across Poland with capacity of 1 MW each for 33 MW and a 4 MW project and are expected to be grid-connected within the next year. The projects will be sold at the "Ready to Build" (RTB) stage. Upon closing of the sale, ReneSola Power will be responsible for EPC management, project financing, and final delivery of the projects to Obton at the COD stage. At quarter-end, in Poland, we had ~594 MW of projects in our mid-to-late stage pipeline.

Poland	Project	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Auction 2020 and 2021	Solar farms	75	Ground-mounted	Under Construction	2022 + 2023 COD	RTB Sale + EPC
Current Pipeline	Including smaller scale projects	~519	Ground-mounted	Under Development	2022/2024 RTB	RTB Sale
	Total	~594

Spain

We have a mid-to-late stage pipeline of 286 MW of ground-mounted projects located in various regions across Spain.

Spain	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Castillo (three projects)	Alicante	24	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolio	Spain	262	Ground-mounted	Under Development	2023/2024	RTB Sale
	Total	286

U.K.

We have a mid-to-late stage pipeline of 214 MW of ground-mounted projects under development.

U.K.	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
UK- Novergy	190	Solar only Ground-mounted	Under Development	2022/2023	RTB Sale
UK- Innova	24	Solar-plus-storage Ground-mounted	Under Development	2022	RTB Sale
Total	214

Germany

We have secured a late-stage pipeline of 37 MW of ground-mounted projects now under development.

Germany	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project Portfolios -Kentzlin	12	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolios -Germany	25	Ground-mounted	Under Development	2023	RTB Sale
Total	37

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

France	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project Portfolios	France	82	Ground mounted	Under Development	2022/2023	RTB Sale
Project Portfolios	France	18	Ground mounted	Under Development	2022	Development Services
Total		100

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity of 52 MW.

Hungary	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Portfolio with FIT	Hungary	4	Ground- mounted	Ready-to-Build	2022	Build-Transfer
Portfolio for Corporate PPAs	Hungary	48	Ground- mounted	Under Development	2022/2023	Build-Transfer
	Total	52

Italy

In Italy, we partnered with two local developers and started to build our pipeline in this important market.

Italy	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Opal 1 - Lancia	Molise, Italy	7	Ground- mounted	Under Development	2023/2024	RTB Sale
OpalB - CIRO	Cutro, Calabria	38	Ground- mounted	Under Development	2023/2024	RTB Sale
Russotto	Sicilia	7	Ground- mounted	Under Development	2023/2024	RTB Sale
Caggegi	Augusta	5	Ground- mounted	Under Development	2023/2024	RTB Sale
	Total	57

Solid Operating Asset Portfolio with Attractive Long-term Growth Plan

We currently own ~180 MW of operating projects, of which we operate ~156 MW of rooftop projects in China, and ~24 MW in the U.S. In Q4 2021, we connected about 7 MW of newly developed projects in China. The China rooftop solar projects are concentrated in attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	156
- Zhejiang	42
- Henan	46
- Anhui	31
- Hebei	17
- Jiangsu	12
- Shandong	3
- Fujian	5
United States	24
Total	180

Looking ahead, our new asset development pipeline of 114 MW is located in various provinces across China. All projects in China are intended to be owned and operated by us as IPP assets. During 2021, we significantly slowed our pace of development, because target projects could not meet our IRR goals due to high material costs and other burdens. We intend to build our asset portfolio in China but will do so in a disciplined manner that ensures we meet our profit goals.

China	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
China DG	Jiangsu	58	Net Metering	Under Development	2022	IPP Business
China DG	Zhejiang	24	Net Metering	Under Development	2022	IPP Business
China DG	Shandong	13	Net Metering	Under Development	2022	IPP Business
China DG	Anhui	5	Net Metering	Under Development	2022	IPP Business
China DG	Others	14	Net Metering	Under Development	2022	IPP Business
	Total	114

Q4 2021 Financial Results:

All figures refer to the fourth quarter of 2021, unless stated otherwise.

Revenue

Revenue was $22.8 million, up sequentially and up year-over-year. Revenue from Project Development was largely driven by project sales in Poland, Spain, Hungry and the U.S. Energy sales from IPP assets came from 34 million KWh generated by our rooftop DG projects in China and the U.S.

Gross Profit and Gross Margin

GAAP gross profit increased 265% year-over-year to $7.2 million in the fourth quarter of 2021 and represented 31.7% as a percentage of revenue. Non-GAAP gross profit was $7.8 million and represented 33.4% as a percentage of revenue. Gross margin was below our prior guidance range mainly as a result of delayed project sales, which are now scheduled for the first half of 2022.

Operating Expense and Operating Income (loss)

Operating expenses were $8.7 million, up sequentially and up year-over-year. Sales and marketing was a $0.2 million benefit in the quarter as a result of reversals of sales commission accruals that timed out from 2020. General and administrative expenses were $7.9 million largely due to two non-cash items including: (1) $2.3 million of accounts receivables write-off related to our previous manufacturing business, (2) $1.8 million non-cash stock award to our key employees as part of our stock incentive program to support our continued growth. Other operating expense was $1 million primarily due to a $0.4 million impairment for IPP project in China, $0.2 million write-off from a fire accident at one of our IPP project sites and $0.2 million project cancellation cost.

As a result of these non-cash expenses, in the Q4 2021, we incurred a GAAP operating loss of $1.4 million, compared to $2.7 million operating income in Q3 2021 and $0.5 million operating income in Q4 2020. Excluding these items, our Q4 2021 non-GAAP operating income was $3.5 million, compared to non-GAAP operating income of $3.2 million in Q3 2021 and $0.2 million in Q4 2020.

Net Income (loss)

GAAP net loss attributed to ReneSola Power common shareholders was $1.6 million, compared to $0.7 million net income in Q3 2021 and $2.0 million net income in Q4 2020. Net loss per ADS was $0.02, compared to net income per ADS of $0.01 in Q3 2021 and $0.04 in Q4 2020.

Non-GAAP net income attributed to ReneSola Power was $2.5 million, compared to $1.7 million in Q3 2021 and $0.4 million net loss in Q4 2020. Non-GAAP net income per ADS was $0.04, compared to $0.02 in Q3 2021 and $0.01 Non-GAAP net loss per ADS in Q4 2020.

Cash Flow

Cash flow from operating activities was $8.5 million; cash flow used in investing activities was $3.0 million, and cash flow used in financing activities was $23.5 million largely due to repurchase of $18.5 million of our stock in Q4 2021.

Financial Position

All figures are as of quarter-end, December 31, 2021.

Cash and cash equivalents at the end of Q4 2021 were $254.1 million compared to $275.4 million at the end of Q3 2021. Cash per ADS was $3.65. Book value equals $5.81 per ADS. This compares to our current ADS price of $6.83, as of the date of this letter.

Total current assets were $329.5 million compared to $351.2 million at the end of Q3 2021. Our to debt-to-asset ratio decreased to 10% compared to 11% Q3 2021

As of the date of this letter, we still have $30 million authorization remaining in our share repurchase program.

Outlook for 2022

For 2022, we expect our revenue growth to accelerate and for the full year to be in the range of $100 to $120 million. We anticipate our Q1 revenue will only be between $3 million to $4 million as the bulk of our project sales are scheduled to ramp beginning in Q2.

We expect our gross margin for the year to be between 20 – 25%. For net profit, we are targeting between $9 to $10 million for the full year, which is in line with our prior guidance of at least 30% growth.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for their continued support and confidence in ReneSola Power.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Fourth Quarter and Full Year 2021 Earnings Results Conference Call

We will host a conference call today to discuss our fourth quarter and full year 2021 business and financial results. The call is scheduled to begin at 4:30 p.m. U.S. Eastern Time on Wednesday, March 23, 2022.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3360748

A replay of the conference call may be accessed by phone at the following numbers until March 31, 2022. To access the replay, please reference the conference ID 3360748.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (400) 820-9703 +86 (400) 820-9035
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://ir.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai, CPA

Yujia@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Income Statement

RENESOLA LTD

Unaudited Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

Unaudited Consolidated Statements of Operations	Three Months Ended
(US dollars in thousands, except ADS and share data)	December 31, 2021	September 30, 2021	December 31, 2020
Net revenues	22,816	15,540	16,402
Cost of revenues	(15,573)	(9,454)	(14,416)
Gross profit	7,243	6,086	1,986
	31.7%		264.7%
Operating (expenses)/income:
Sales and marketing	154	(48)	(154)
General and administrative	(7,855)	(3,399)	(8,790)
Other operating (expenses)/income	(982)	76	7,436
Total operating expenses	(8,683)	(3,371)	(1,508)

Income(loss) from operations	(1,440)	2,715	478
Non-operating (expenses)/income:
Interest income	254	278	419
Interest expense	(1,669)	(975)	(1,424)
Foreign exchange (losses)/gains	189	(694)	1,389
Total non-operating (expenses)/income	(1,226)	(1,391)	384

Income(loss) before income tax	(2,666)	1,324	862

Income tax (expense)/benefit	(251)	(197)	19
Income(loss),net of tax	(2,917)	1,127	881

Less: Net income attributed to non-controlling interests	(1,341)	416	(1,094)
Net income(loss) attributed to ReneSola Ltd	(1,576)	711	1,975

Income attributed to ReneSola Ltd per ADS
Basic	(0.02)	0.01	0.04
Diluted	(0.02)	0.01	0.04

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	69,496,550	69,760,475	53,333,944
Diluted	69,496,550	70,433,809	53,956,012

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

Unaudited Consolidated Balance Sheets	December 31,	September 30,	December 31,
(US dollars in thousands)	2021	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	254,066	275,388	40,593
Restricted cash	317	456	83
Accounts receivable, net of allowances for doubtful accounts	45,823	44,009	20,187
Advances to suppliers, net	277	996	143
Value added tax recoverable	4,600	4,289	3,652
Prepaid expenses and other current assets	14,519	13,047	44,826
Project assets current	9,882	13,044	24,992
Assets hold for sales	-	-	2,271
Total current assets	329,484	351,229	136,747

Property, plant and equipment, net	125,646	121,763	119,943
Deferred tax assets, net	776	768	1,184
Project assets non-current	6,256	5,159	3,279
Goodwill	1,023	1,023	1,023
Operating lease right-of-use assets	16,945	20,494	23,246
Finance lease right-of-use assets	24,558	25,037	25,556
Other non-current assets	24,582	30,478	25,962
Total assets	529,270	555,951	336,940
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	-	-	31,981
Bond payable current	-	-	9,035
Accounts payable	3,333	4,740	6,313
Advances from customers	82	82	901
Amounts due to related parties	9,531	7,944	7,657
Other current liabilities	8,876	9,927	19,829
Income tax payable	844	544	949
Salary payable	340	319	266
Liabilities held for sale	-	-	2,189
Operating lease liabilities current	727	509	1,093
Failed sale-lease back and finance lease liabilities current	11,367	12,299	8,097
Total current liabilities	35,100	36,364	88,310

Long-term borrowings	62	65	-
Operating lease liabilities non-current	15,778	19,493	21,411
Failed sale-lease back and finance lease liabilities non-current	29,917	31,669	43,963
Total liabilities	80,857	87,591	153,684

Shareholders' equity
Common shares	847,379	847,426	574,500
Additional paid-in capital	12,396	10,688	7,770
Treasury stock	(18,446)	-	-
Accumulated deficit	(432,705)	(431,127)	(439,567)
Accumulated other comprehensive loss	(4,618)	(4,066)	(3,570)
Total equity attributed to ReneSola Ltd	404,006	422,921	139,133
Noncontrolling interest	44,407	45,439	44,123
Totalshareholders' equity	448,413	468,360	183,256

Total liabilities and shareholders' equity	529,270	555,951	336,940

Appendix 3: Unaudited Consolidated Cash Flow Statement

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

Unaudited Consolidated Statements of Cash Flow	Three Months Ended
(US dollars in thousands)	December 31, 2021	December 31, 2020
Net cash provided by (used) in operating activities	8,510	(3,579)

Net cash used in investing activities	(2,982)	(3,712)

Net cash provided by (used in)financing activities	(23,471)	32,621

Effect of exchange rate changes	(3,517)	(1,030)
Net increase in cash and cash equivalents and restricted cash	(21,460)	24,300
Cash and cash equivalents and restricted cash, beginning ofthe period	275,843	16,394
Cash and cash equivalents and restricted cash held for sale	-	(18)
Cash and cash equivalents and restricted cash, end of the period	254,383	40,676

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

Unaudited Consolidated Statements of Cash Flow	For The Year Ended
(US dollars in thousands)	December 31, 2021	December 31, 2020
Net cash provided by (used) in operating activities	(6,416)	(10,035)

Net cash used in investing activities	19,388	(3,387)

Net cash provided by (used in)financing activities	204,878	30,177

Effect of exchange rate changes	(4,143)	(722)
Net increase in cash and cash equivalents and restricted cash	213,707	16,033
Cash and cash equivalents and restricted cash, beginning ofthe period	40,676	24,697
Cash and cash equivalents and restricted cash held for sale		(54)
Cash and cash equivalents and restricted cash, end of the period	254,383	40,676

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Appendix 5

GAAP to Non-GAAP Unaudited Reconciliation (Part 1)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$22,816	$15,540	$16,402	$79,662	$73,503
Add: Discount of electricity subsidy in China	565	32	151	982	971
Non-GAAP Net revenue	$23,381	$15,572	$16,553	$80,644	$74,474

GAAP Gross Margin
US. GAAP as reported	$7,243	$6,086	$1,986	$31,425	$16,686
Add: Discount of electricity subsidy in China	565	32	151	982	971
Non-GAAP Gross Margin	$7,808	$6,118	$2,137	$32,407	$17,657

Reconciliation of operating expenses
GAAP operating expenses	$(8,683)	$(3,371)	$(1,508)	$(18,773)	$(9,906)
Add: Discount of electricity subsidy in China	-	-	-	-	-
Add: Share based compensation	1,677	404	106	2,627	369
Add: Bad debt provision of receivables	2,314	-	6,674	2,314	7,021
Add: Impairment of long-lived assets	360	-	339	360	1,432
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	-
Add: Loss on settlement of disputed Turkish receivables	-	-	-	-	-
Add: Loss on OCI settlement	-	-	7,500	-	7,500
Add: Penalty and warranty of EPC service	-	-	-	-	-
Add: Cancellation of project assets	175	-		1,014
Add: Gain from OCI credit	(428)			(428)
Add: Loss on disposal of project assets	-	-	706	286	1,461
Add: Loss on disposal of property, plant and equipment	238	-	314	238	768
Less: Gains on disposal of property, plant and equipment	-	-	(16,032)	(66)	(16,278)
Non-GAAP operating expenses	$(4,347)	$(2,967)	$(1,901)	$(12,427)	$(7,633)

	Three months ended			Year ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Reconciliation of Operating Income
GAAP Operating Income	$(1,440)	$2,715	$478	$12,652	$6,780
Add: Discount of electricity subsidy in China	565	32	151	982	971
Add: Share based compensation	1,677	404	106	2,627	369
Add: Bad debt provision of receivables	2,314	-	6,674	2,314	7,021
Add: Impairment of long-lived assets	360	-	339	360	1,432
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	-
Add: Loss on settlement of disputed Turkish receivables	-	-	-	-	-
Add: Loss on OCI settlement	-	-	7,500	-	7,500
Add: Penalty and warranty of EPC service	-	-	-	-	-
Add: Cancellation of project assets	175	-		1,014
Add: Gain from OCI credit	(428)			(428)
Add: Loss on disposal of project assets	-	-	706	286	1,461
Add: Loss on disposal of property, plant and equipment	238	-	314	238	768
Less: Gains on disposal of property, plant and equipment	-	-	(16,032)	(66)	(16,278)
Non-GAAP Operating Income	$3,461	$3,151	$236	$19,979	$10,024

Appendix 5 continued…

GAAP to Non-GAAP Unaudited Reconciliation (Part 2)

	Three months ended			Year ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$(1,576)	$711	$1,975	$6,862	$2,779
Add: Discount of electricity subsidy in China	338	19	90	588	581
Add: Share based compensation	1,677	404	106	2,627	369
Add: Bad debt provision of receivables	2,214	-	6,548	2,214	6,895
Add: Impairment of long-lived assets	216	-	203	216	1,223
Add: Penalty of postponed property, plant and equipment payable	-	-	-	-	-
Add: Loss on settlement of disputed Turkish receivables	-
Add: Loss on OCI settlement	-	-	7,500	-	7,500
Add: Penalty and warranty of EPC service	-	-		-
Add: Cancellation of project assets	175	-		1,014
Add: Gain from OCI credit	(428)	-	-	(428)	-
Add: Loss on disposal of project assets	-	-	706	286	1,461
Add: Loss on disposal of property, plant and equipment	142	-	188	142	460
Less: Gains on disposal of property, plant and equipment	-	-	(16,032)	(40)	(16,179)
Less: Interest income of discounted electricity subsidy in China	(78)	(138)	(265)	(550)	(571)
Add: Foreign exchange loss/(gain)	(189)	694	(1,389)	1,764	(769)
Non-GAAP Net income attributed to ReneSola Ltd	$2,491	$1,690	$(370)	$14,695	$3,749